MANAGEMENT FEE WAIVER AGREEMENT

THIS AGREEMENT, effective as of January 1, 2015, is made between Hartford Series Fund, Inc. (the “Company”), on behalf of Hartford Balanced HLS Fund (the “Fund”), and Hartford Funds Management Company, LLC (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Management Agreement between the Company, on behalf of the Fund, and the Adviser; and

WHEREAS, the Company and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

NOW, THEREFORE, the Company and the Adviser hereby agree as follows:

1.                                      The Adviser hereby agrees to waive for the Fund a portion of its contractual advisory fee in the amount of 0.02%.

2.                                      The fee waiver described in Section 1 above is not subject to recoupment by the Adviser.

3.                                      The Adviser understands and intends that the Fund will rely on this Agreement (1) in preparing and filing amendments to the registration statements for the Company on Form N-1A with the Securities and Exchange Commission, (2) in accruing the Fund’s expenses for purposes of calculating its net asset value per share and (3) for certain other purposes and expressly permits the Fund to do so.

4.                                      The Agreement terminates effective December 31, 2015 and may be terminated earlier upon approval of the Board of Directors of the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

HARTFORD SERIES FUND, INC., on behalf of Hartford Balanced HLS Fund

Name:	/s/ Edward P. Macdonald

Title:	Vice President

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

Name:	/s/ Edward P. Macdonald

Title:	Executive Vice President, Assistant Secretary
and Deputy General Counsel